Exhibit 99.2

News Release

October 1, 2012

Independent proxy advisory firm ISS recommends shareholders vote for TELUS’ share exchange proposal

ISS concludes that “support for this proposal is warranted for both classes” of TELUS shareholders

Vancouver, B.C. — Institutional Shareholder Services Inc. (ISS), a leading independent global proxy advisory services firm, is recommending that shareholders vote in favour of TELUS’ proposal to exchange its non-voting shares into common shares on a one-for-one basis. ISS is an independent proxy advisory firm relied upon by institutional investors for advice regarding significant shareholder votes.

ISS stated, “This proposal represents another meaningful step forward in the company’s governance regime, in resuscitating the principle that voting rights should be commensurate with economic interest…As the proposed transaction continues to align voting rights with economic interest, offers shareholders meaningful economic opportunity through increased trading liquidity and a dual listing on the NYSE, and has been ratified by a strong market response — and as the company’s Articles effectively preclude any exchange ratio other than the proposed one-for-one exchange — a vote FOR the proposal is warranted.”

“This recommendation from a trusted neutral expert on corporate governance and proxy voting confirms that TELUS’ proposal is fair and beneficial to all shareholders, and is consistent with the principles of good corporate governance and shareholder democracy,” said Darren Entwistle, TELUS President and CEO. “We ask all of our shareholders to support our proposal, casting their votes for good governance and the value-creating benefits fostered by collapsing our share structure into one class of shares.”

Both ISS and Glass Lewis & Co., the other major global leading governance and proxy advisory services firm, recommended twice before (in initial and updated reports) in favour of a similar proposal TELUS put forward earlier this year. Prior to withdrawing its previous proposal, TELUS had the overwhelming support of its shareholders — excluding Mason, 92.4 per cent of total shares received were in favour of the proposal. This latest recommendation from ISS represents the third time it has supported TELUS’ objective to move to a single class of outstanding shares via a one-for-one exchange ratio.

ISS: “Beyond the current market prices, moreover, are the additional economic opportunities which may have helped fuel the market performance since announcement but cannot yet be fully realized in the market price: increased trading liquidity of a single, larger class of common shares; the additional market opportunity from a listing on the NYSE; and the elimination of any lingering investor uncertainty associated with a more complicated capital structure. Finally, there is the benefit of moving to one-vote-per-share, which tightly aligns economic interest with voting interest and control.”

TELUS has called a meeting on October 17 where all TELUS shareholders are being given a vote on the company’s proposal to exchange non-voting shares into common shares on a one-for-one basis.

TELUS issues letter encouraging shareholders to vote for the share exchange proposal

TELUS sets the record straight on Mason’s dissident tactics and empty voting

Earlier today, TELUS sent a letter (below) to shareholders asking for their support in voting for its proposal to exchange non-voting shares for common shares on a one-for-one basis.

This letter was sent in order to correct misinformation and self-interested advice sent to shareholders earlier this week by New York hedge fund Mason Capital in a dissident information circular.

“Mason Capital’s dissident circular contains an extensive amount of skewed and self-serving information that we feel compelled to correct,” said Mr. Entwistle. “Their document appears to be just the latest in a series of attempts to create confusion and uncertainty in hopes of driving apart the price of our share classes so that Mason can profit from their empty voting strategy, a strategy which was strongly criticized in a recent Supreme Court of B.C. decision that said, ‘The practice of empty voting presents a challenge to shareholder democracy… When a party has a vote in a company but no economic interest in that company, that party’s interests may not lie in the well-being of the company itself. The interests of such an empty voter and the other shareholders are no longer aligned and the premise underlying the shareholder vote is subverted.’ Justice Savage went on to say, ‘only Mason stands to profit’ if the price spread between common shares and non-voting shares increases and ‘only Mason is indifferent to the overall value of TELUS itself.’ Moreover, the highly respected U.S. law firm Wachtell, Lipton, Rosen & Katz — ranked the Most Prestigious Law Firm to Work For in the USA by the Avery Index — stated its support for the Court’s decision, saying Mason’s empty voting tactics are ‘deeply pernicious’.”

After TELUS announced its initial conversion proposal earlier this year, Mason quietly amassed approximately 19 per cent of the company’s common voting shares, but also borrowed and sold short non-voting and common shares so that they are left with a relatively minor economic interest in the company — a discredited practice called empty voting. Mason is trying to defeat TELUS’ share exchange proposal and increase the difference in the trading price between TELUS’ common and non-voting shares so that Mason can profit from its short/long hedging trades.

According to Mason’s latest disclosure, as of August 31 it has only a 70,900 net share ownership stake in TELUS, a 0.02 per cent position, once its short position is subtracted from the shares they own. Mason shorted 14.7 million common shares and 18.0 million non-voting shares, while owning 32.8 million common shares.

Notably, Mason did not disclose its current holdings to TELUS shareholders in its September 24 dissident circular so the current extent of their hedge position is not known.

The Shareholder letter:

Dear Fellow TELUS Shareholder,

We are writing to ask you to please vote FOR TELUS’ share exchange proposal. We put this proposal forward to address concerns our shareholders have expressed about the adverse impact of our dual class share structure on liquidity and trading volumes. We believe our proposal addresses these concerns and is beneficial and fair to holders of both common and non-voting shares.

TELUS’ proposal provides significant benefits for all shareholders

If approved, our proposal would provide these benefits:

•             Increased liquidity and marketability of TELUS’ common shares for the benefit of all shareholders —Today, TELUS has approximately 175 million common shares and 151 million non-voting shares. Approving the proposal would result in one much larger common share class of approximately 326 million shares being available for trading, which makes our shares potentially more attractive to larger institutional investors. In addition, there would be an 85 per cent increase in the amount of TELUS common shares available to be purchased by non-Canadian investors and the common shares would be more marketable as they would be listed on the New York Stock Exchange for the first time.

•             Increased value to both classes of shares — The value of our common and non-voting shares immediately jumped in value on the initial announcement of our share conversion proposal last February and since then have appreciated to levels beyond that of the overall market index and TELUS’ peers. The shares are up 11 per cent and 14 per cent respectively for the period February 21, 2012 (the date we first announced our intent to combine our share classes) through to the end of September, despite the Toronto Stock Exchange index being down by more than two per cent during this same period.

•             A capital structure aligned with best practice — Moving to a single class of issued and outstanding common shares would align TELUS’ capital structure with what is generally viewed as best practice where all shares have one vote each.

•             Fairness — Granting the right to vote to the holders of non-voting shares would enhance TELUS’ leadership in respect of good corporate governance practices. Holders of our non-voting shares already have the same economic interest (such as the same dividend rights) as the holders of our common shares.

•             A “one share — one vote” principle is strongly endorsed by the Canadian Coalition for Good Governance.

•             Scotia Capital’s fairness opinion concluded that the one-for-one-exchange ratio is fair, from a financial point of view, to common and non-voting shareholders, respectively.

Independent leading proxy advisory firm, ISS, recommends both classes of shareholders vote FOR this proposal

Institutional Shareholder Services Inc. (ISS), a leading independent global proxy advisory services firm, has stated, “As the proposed transaction continues to align voting rights with economic interest, offers shareholders meaningful economic opportunity through increased trading liquidity and a dual listing on the NYSE, and has been ratified by a strong market response — and as the company’s Articles effectively preclude any exchange ratio other than the proposed one-for-one exchange — a vote FOR the proposal is warranted.”

Living up to the promise we made to you

In May, we withdrew a similar proposal (which also provided for a one-for-one ratio), after Mason Capital, a New York-based hedge fund, put in place a trading strategy that was contrary to the interests of TELUS shareholders.

Mason’s net economic interest in our company is only 70,900 shares, representing just 0.02 per cent of our total shares outstanding, yet it controls approximately 19 per cent of the votes associated with our common shares.

Our previous proposal had the overwhelming support of our shareholders — excluding Mason, 92.4 per cent of total shares received were in favour of the proposal. It also received the endorsement of the two leading independent proxy advisory firms that institutional investors rely on for advice: ISS and Glass Lewis. However, it was clear that given Mason’s actions and its large voting position (despite having a minor economic investment in TELUS), our proposal would not have passed if it had gone to a vote in May. This is because only 67 per cent of common shareholders cast votes, which makes it so important that as many as possible vote FOR our proposal to overcome Mason’s large position.

When we withdrew our previous proposal, we committed to reintroducing a similar proposal in due course on the same one-for-one ratio so as to preserve its value-enhancing shareholder benefits. This was our promise to you — a promise we fulfilled when we introduced our share exchange proposal on August 21.

Mason is once again actively seeking to defeat our proposal because, if the proposal is defeated, and the trading price of the non-voting shares decreases more than the trading price of the common shares, Mason would then profit from the increased difference between the two share prices.

In other words, Mason does not realize a profit by promoting long-term share value appreciation. This is in stark contrast to shareholders like you whose interest is in seeing TELUS shares appreciate in value.

Independent third-party corporate governance advisor ISS said, “If announcement of the transaction itself increased the company’s market value higher, voting down the transaction should logically result in the loss of some or all of that incremental market value.”

Supreme Court of B.C. and highly respected U.S. law firm strongly criticize Mason’s empty voting tactics

As the Supreme Court of British Columbia recently observed in connection with Mason’s efforts to disrupt our share exchange proposal, “only Mason stands to profit” if the price spread between common shares and non-voting shares increases and “only Mason is indifferent to the overall value of TELUS itself.” Indeed, the highly respected New York-based law firm Wachtell, Lipton, Rosen & Katz — ranked the Most Prestigious Law Firm to Work For in the USA by the Avery Index — stated its support for the court’s decision, saying Mason’s empty voting tactics are “deeply pernicious” and asking the U.S. Securities and Exchange Commission “to undertake comprehensive regulatory reform to address the ongoing abuse” of investment arrangements by parties like Mason.

Our proposal, which was thoroughly and objectively analyzed, is fair to holders of each class of shares

In an effort to ensure our proposal would be in TELUS’ best interests and would be fair to the holders of common shares and non-voting shares, respectively, TELUS’ Board of Directors put in place a process that was consistent with the best standards of corporate governance. The Board’s process included, among others, the following steps:

•             Formation of a Special Committee of the Board composed of independent directors to consider the proposal.

•             Direction to this Committee to follow a thorough process consistent with the highest governance standards.

•             Obtaining extensive expert financial and legal advice to assist in the decision-making process.

•             Obtaining a fairness opinion from independent financial advisors, Scotia Capital, that stated, in their view, the one-to-one exchange ratio is fair from a financial point of view to holders of shares of each class, respectively.

•             Structuring the transaction such that the proposal requires the approval of all shareholders — a simple majority of the common shares and at least two-thirds of the non-voting shares voted at the meetings — and court approval.

•             It is important to note that since our share exchange proposal only affects the legal rights of non-voting shareholders (and does not affect the legal rights of common shareholders) and does not involve amendments to our Articles, approval of the common shareholders is not legally required. However, given TELUS desires to act consistent with good governance practices, we decided to provide for common shareholder approval at 50 per cent plus one vote and, in this fashion, ensure that both classes of shareholders are consulted. ISS supports this approach, saying, “an affirmative vote from a majority of shareholders is usually considered sufficient evidence of a clear shareholder mandate.”

The Special Committee carefully considered a range of different possible exchange ratios and concluded a one-for-one ratio was the most appropriate for a number of reasons, including:

•             The common shares and non-voting shares have the same economic rights, such as the right to any dividends, or distributions or a share of proceeds on any winding up of TELUS.

•             Our corporate Articles provide for a one-for-one conversion ratio in two circumstances: the elimination of foreign ownership restrictions and in a takeover bid. In a takeover bid, a “coat-tail” provision for non-voting shares ensures that any premium to be paid to voting shares also goes to the non-voting shares.

•             We had proposed a one-for-one exchange ratio in 2006 in connection with our planned conversion into an income trust, as recommended by the financial advisor we had retained. As you may recall, this proposal did not proceed (despite widespread shareholder support) after the federal government announced a change in tax policy.

Given the Articles and our history, it should be expected that an exchange would eventually occur on a one-for-one basis. Indeed, the fact our Articles provide for a one-to-one conversion right of non-voting shares into common shares in the event of the elimination of foreign ownership restrictions was central to ISS’ determination that “support for this proposal is warranted for both classes” of TELUS shareholders.

TELUS’ Board of Directors has worked to support the best interests of all shareholders

Scotia Capital, the Special Committee and the Board were well aware that a central issue was the fairness of the transaction to holders of common shares and carefully considered this matter. It is disingenuous of Mason to suggest that Scotia Capital was incapable of being objective about what is fair to holders of both classes of shares as Canadian dual-class share collapse transactions have never involved a separate fairness opinion from a different bank for each class of shares.

Similarly, it is disingenuous of Mason to suggest that our Special Committee should have been comprised of members of our Board who were not in some way exposed to the performance of TELUS’ non-voting shares. Most directors of leading Canadian companies — including TELUS — are expected to have direct or indirect exposure to the performance of the shares of their company in order to align their interests with those of the company and its shareholders. It would therefore have been impossible to set up a Special Committee with directors who were not in some way exposed to the performance of our non-voting shares as every member is either directly or indirectly exposed.

The fact a TELUS Director has direct or indirect exposure to the performance of TELUS’ non-voting shares should only be of concern if that interest is sufficiently material that the Director would be susceptible to having that interest influence their decision in a manner that might prevent them from putting TELUS’ interests ahead of their own. The level of economic exposure to the non-voting shares that members of TELUS’ Board and the Special Committee have is fully disclosed in our public disclosure and does not constitute a material interest.

In the case of Darren Entwistle, TELUS’ President and CEO (who was not on the Special Committee and who has the largest investment in TELUS of all Board members), common shares make up 59 per cent of his total TELUS share ownership and he has received the entirety of his after-tax salary in the form of common shares since the beginning of 2010.

In fact, when it comes to claims about conflicts of interest, it bears repeating that Mason has little substantial net economic interest in TELUS’ shares and stands to profit handsomely through its shorting and hedge trading strategy if it defeats the proposal, devalues our shares and widens the spread between the two share classes. Mason’s claims about a conflict of interest are without merit and designed solely to advance its objective of profiting through the destruction of shareholder value.

Mason relies on an analysis that does not provide a formal opinion of fairness

Mason relies heavily on selective data that Blackstone has assembled in order to try and support its position. However, as Blackstone states in their disclaimer notice, neither their analysis or results of their services “shall constitute an opinion, valuation, or recommendation with respect to any proposed or potential conversion transaction or conversion ratio, and neither may be relied upon as an opinion, valuation, or recommendation by Mason or any third party.” In comparison, Scotia Capital has provided a formal “opinion” as to the fairness of the exchange ratio. Notably, Blackstone may receive an additional fee from Mason contingent on the outcome of the TELUS share exchange: in other words, it stands to make even more money from its analysis if TELUS’ proposal is defeated. By comparison, TELUS paid Scotia Capital a fixed fee for its advice and opinion and none of that fee was dependent on whether the proposal was adopted or not.

The Blackstone analysis fundamentally relies on the idea that there is a loss of value to common shareholders, despite the initial and sustained positive market reaction by both share classes, above those experienced by TELUS’ industry peers, as a result of TELUS’ initial proposal announcement. The Blackstone analysis also does not consider the fact that TELUS is widely held and does not have a controlling shareholder and that therefore this is not a situation where it is desirable or necessary to pay a premium in order to return control of the company to its shareholders. In selecting its list of precedents to consider, Blackstone omits a number of the more relevant Canadian precedents, in favour of U.S. precedents. As noted by Scotia Capital, most Canadian dual-class share collapse precedents have been done at a one-for-one ratio, and since 2000 in all 13 instances where such companies had coat-tail provisions (like TELUS does) a one-for-one ratio was used. Even disregarding the more relevant Canadian precedents, 18 of the 25 transactions on Blackstone’s own list were done at a one-for-one basis.

We need to hear your voice — please vote now FOR our proposal

Moving to a single class of issued and outstanding shares is in the long-term best interests of holders of common shares and holders of non-voting shares. We urge you not to let the short-term trading strategies of an opportunistic hedge fund such as Mason frustrate a proposal that is in the best interests of TELUS and shareholders who have a real economic interest in TELUS. The exchange proposal is responsive to feedback from those shareholders and is aimed at aligning TELUS’ capital structure with what is generally viewed as best practice.

As the proposal requires the support of a simple majority of the votes cast by the holders of common shares at the general meeting of TELUS and two-thirds of the votes cast by the holders of non-voting shares at the class meeting of holders of non-voting shares, each voting separately as a class, your vote is extremely important. Please vote FOR our proposal. Call our proxy solicitation agent Laurel Hill toll free at 1-877-304-0211 to make sure your vote is received before the proxy deadline.

Please see the enclosed voting information insert. Note that despite Mason’s incorrect comments to the contrary, if you sign and date your proxy but do not indicate how you want to vote, your shares will be voted in favour of the proposal only if you appoint as proxyholder the nominees set out in the proxy approved by the Supreme Court of B.C.

We firmly believe this proposal is fair and beneficial to all shareholders, is widely supported by shareholders with a true economic stake in our company, and is consistent with the principles of good corporate governance. TELUS has been the top-performing incumbent telco in the world when it comes to producing total shareholder return (price appreciation and dividends), by achieving a 180 per cent return since 2000. We have outperformed our next closest peer over this time by 47 per cent. Thank you for your continued support, and we ask that you please vote FOR, as every vote matters.

Yours sincerely,

Brian Canfield	Darren Entwistle
Chair, TELUS Board of Directors	President and CEO, TELUS

More information about the proposal is set out in TELUS’ August 30, 2012 Information Circular, which is available at www.sedar.com and at www.telus.com/investors. Please be aware this letter contains statements about expected future events of TELUS that are forward-looking and subject to certain risks and uncertainties, including those described in the “Forward-Looking Statements” section of TELUS’ August 30, 2012 Information Circular. You should also be aware that permission was not requested to quote from the ISS Report.

TELUS engages soliciting dealer group

In addition, TELUS has formed a soliciting dealer group and engaged CIBC as a soliciting dealer manager in connection with the share exchange meeting.

CIBC will form and manage a soliciting dealer group comprised of members of the Investment Industry Regulatory Organization of Canada to solicit proxy votes from retail common shareholders in favour of the proposed share exchange.

In accordance with standard practice in Canada and as compensation for their time and services, TELUS will pay the members of the soliciting dealer group a fee of $0.10 per TELUS common share voted in favour of the proposed share exchange that is solicited by a member of the soliciting dealer group from a Canadian retail common shareholder. The fees are subject to: (a) the amount paid for any single beneficial common shareholder holder shall not be less than $50 or more than $1,500 per soliciting dealer; and (b) the minimum fee of $50 shall only be paid for any one beneficial shareholder where the number of common shares owned and voted by such beneficial common shareholder is greater than or equal to 200. Fees will only be paid for common shares voted in favour of the share exchange and if the exchange is approved. No solicitation fees will be paid if the arrangement resolution is not adopted.

Forward looking statement:

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the share exchange proposal will receive the necessary voting approval and, if not approved, the market price of non-voting shares and/or common shares may decline given that share prices in both classes increased on the announcement of the February proposal. In addition, there can be no assurance that the pending or new court proceedings will find in favour of the October 17 meeting proceeding as planned, the final court order in respect of the Arrangement will be granted and that the associated benefits for TELUS shareholders will be realized. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements. Permission was not requested to quote from the ISS report.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.6 billion of annual revenue and 12.8 million customer connections including 7.4 million wireless subscribers, 3.5 million wireline network access lines, 1.3 million Internet subscribers and 595,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 697-8176 mailto:shawn.hall@telus.com	Investor relations: Darrell Rae (604) 697-8192 ir@telus.com